Exhibit 99.1

ADS-TEC Energy Secures up to $50 Million of Gross Proceeds to Accelerate International Expansion and Recurring Revenue Growth

●	Secured aggregate gross proceeds of up to $50 million from leading institutional investors, consisting of $50 million senior secured convertible note due 2028 to be provided in two tranches of $15 million and $35 million.

●	New capital to drive growth in Europe and North America, supporting long-term revenue-generating infrastructure

●	Expansion into full-service provider model, enabling multi-revenue streams including ultra-fast charging, energy trading, and advertising

●	Exclusive projects secured at over 300 locations across Germany, with international rollout underway

●	Company expects significant recurring revenue starting late 2025 into 2026

●	The transaction was fully subscribed, and the subscription period has concluded. The offering is expected to close on May 1, 2025, subject to satisfaction of customary closing conditions.

NÜRTINGEN, Germany – 01, May 2025 - ADS-TEC Energy (NASDAQ: ADSE), a global leader in battery-based energy storage and ultra-fast EV charging solutions, today announced it has secured up to $50 million in growth capital from well-recognized institutional investors. The proceeds from the offering will be disbursed in two tranches - $15 million in immediate proceeds available to the company and $35 million to become available upon the setup of a controlled account – and will fuel the company’s strategic expansion across Europe and North America. The transaction was fully subscribed, and the subscription period has concluded. The offering is expected to close on May 1, 2025, subject to satisfaction of customary closing conditions.

“We believe this funding is a strong validation of our long-term vision,” said Thomas Speidel, CEO of ADS-TEC Energy. “We expect to deploy these proceeds in a manner that will allows us to take a significant step forward in transforming our business into a vertically integrated, full-service provider. Not only expanding our physical footprint—but building a sustainable, recurring revenue model with long-term value for our customers and shareholders.”

ADS-TEC Energy has established itself as a provider of high-performance, decentralized, battery-based platform solutions tailored for B2B customers. Its offerings span hardware, proprietary software, service-level agreements (SLAs), and smart features—all developed and manufactured in-house. These SLAs are intended to ensure uninterrupted infrastructure performance over decades, providing reliability for customers and consistent revenue streams for the company.

With the new capital, ADS-TEC Energy plans to evolve its business model to include full project delivery—covering financing, installation, commissioning, and long-term operation of charging assets, energy optimization and trading software, and digital advertising platforms. This 360-degree solution is being deployed across exclusive locations such as supermarkets, convenience stores, DIY retailers, and gas stations.

“Until now, ADS-TEC focused on supplying our proprietary ultra-fast charging technology to B2B customers like oil and gas companies, retail chains, and fleet operators,” said Stefan Berndt-von Bülow, CFO of ADS-TEC Energy. “Our expanded model introduces an opportunity to achieve a robust, multi-year recurring revenue structure that enhances visibility, predictability, and overall financial strength. We already have multiple international projects in motion.”

Among those projects is a pipeline of more than 300 sites in Germany where ADS-TEC is expected to have exclusive deployment rights for its ChargePost platform. Revenue from these sites is expected to ramp up beginning in late 2025 and into early 2026. Monetization is expected to stem from energy trading, super-fast charging, and advertising, all managed directly by ADS-TEC.

The expected net proceeds of up to $47.2 from this offering will be used for general corporate purposes. Such purposes may include working capital, capital expenditures, repayment and refinancing of debt, the acquisition of companies, businesses, technology or other assets.

D. Boral Capital LLC is acting as the Placement Agent for the offering.

Reed Smith LLP and Arthur Cox LLP are acting as counsel to the Company, and Paul Hastings LLP is acting as counsel to the Placement Agent in connection with the offering.

A registration statement on Form F-3 (File No. 333-284850) relating to these Securities was filed with the U.S. Securities and Exchange Commission (the "SEC") and declared effective on March 26, 2025. Copies of the registration statement can be accessed through the SEC's website free of charge at www.sec.gov. The offering was made only by means of a prospectus supplement and an accompanying prospectus. A prospectus supplement and the accompanying prospectus related to the offering will be filed with the SEC and will be available free of charge by visiting EDGAR on the SEC’s website at www.sec.gov

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under applicable securities laws.

Further details, including full terms of the financing, can be found in the Company’s Form 6-K filed with the U.S. Securities and Exchange Commission.

About ADS-TEC Energy

Based on more than ten years of experience with lithium-ion technologies, ADS-TEC Energy develops and produces battery storage solutions and fast charging systems including their energy management systems. Its battery-based fast-charging technology enables electric vehicles to charge ultra-fast even with weak power grids and is characterized by a very compact design. The company, based in Nürtingen, Baden-Württemberg, was nominated for the German Future Prize by the Federal President and was included in the "Circle of Excellence" in 2022. The high quality and functionality of the battery systems is due to a particularly high level of in-depth development and in-house production. With its advanced system platforms, ADS-TEC Energy is a valuable partner for car manufacturers, energy supply companies and charging station operators.

More information at: www.ads-tec-energy.com

Cautionary Note Regarding Forward-looking Statements

 This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include statements regarding the delivery and installation of the PowerBoosters, our expectations with respect to future performance and the anticipated timing of certain commercial activities. There are a significant number of factors that could cause actual results to differ materially from the statements made in this press release, including: the impact of the COVID-19 pandemic, geopolitical events including the Russian invasion of Ukraine, macroeconomic trends including changes in inflation or interest rates, or other events beyond our control on the overall economy, our business and those of our customers and suppliers, including due to supply chain disruptions and expense increases; our limited operating history as a public company; our dependence on widespread acceptance and adoption of EVs and increased installation of charging stations; our current dependence on sales to a limited number of customers for most of our revenues; overall demand for EV charging and the potential for reduced demand for EVs if governmental rebates, tax credits and other financial incentives are reduced, modified or eliminated or governmental mandates to increase the use of EVs or decrease the use of vehicles powered by fossil fuels, either directly or indirectly through mandated limits on carbon emissions, are reduced, modified or eliminated; supply chain interruptions and expense increases; unexpected delays in new product introductions; our ability to expand our operations and market share in Europe and the U.S.; the effects of competition; changes to battery energy storage standards; and the risk that our technology could have undetected defects or errors. Additional risks and uncertainties that could affect our financial results are included under “Item 3. Key Information – 3.D. Risk Factors” in our annual report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on April 30, 2024, which is available on our website at https://www.ads-tec-energy.com and on the SEC’s website at www.sec.gov. Additional information will also be set forth in other filings that we make with the SEC from time to time. All forward-looking statements in this press release are based on information available to us as of the date hereof, and we do not assume any obligation to update the forward-looking statements provided to reflect events that occur or circumstances that exist after the date on which they were made, except as required by applicable law.

ADS-TEC Energy PLC is a public limited company incorporated in Ireland and listed on Nasdaq under the ticker symbol “ADSE”. ADS-TEC Energy GmbH is the direct, wholly-owned German subsidiary of ads-tec Energy PLC, and ads-tec Energy Inc. is the wholly-owned U.S. subsidiary of ads-tec Energy GmbH. ADS-TEC Energy is drawing on more than ten years of experience with lithium-ion technologies, storage solutions and fast charging systems, including the corresponding energy management systems. Its battery based fast charging technology enables electric vehicles to ultrafast charge even on low powered grids and features a very compact design. The high quality and functionality of the battery systems are due to a particularly high depth of development and in-house production. With its advanced system platforms, ADS-TEC Energy is a valuable partner for automotive, OEMs, utility companies, and charge-operators.

Contacts

For ADS-TEC Energy Europe:

Dennis Müller

SVP Product Marketing & Communication

press@ads-tec-energy.com

For ADS-TEC Energy United States:

Barbara Hagin

Breakaway Communications

bhagin@breakawaycom.com

+1 408-832-7626

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